TRADEAUTHORITY, LLC d/b/a MOXEY AND MOXEY NEW ORLEANS

Report on Audited Consolidated Financial Statements

December 31, 2020 and 2019

MANNING SILVERMAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
(847) 459-8850

TRADEAUTHORITY, LLC d/b/a MOXEY AND MOXEY NEW ORLEANS
TABLE OF CONTENTS
DECEMBER 31, 2020 AND 2019

Manning Silverman
& Company
CERTIFIED PUBLIC ACCOUNTANTS

175 Olde Half Day Rd, Suite 290
Lincolnshire, IL 60069
P: (847) 459-8850
F: (847) 537-8954
www.manningsilverman.com

INDEPENDENT AUDITOR'S REPORT

TradeAuthority, LLC
d/b/a Moxey and
Moxey New Orleans
New Orleans, Louisiana

We have audited the accompanying consolidated financial statements of TradeAuthority, LLC d/b/a Moxey and Moxey New Orleans, (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TradeAuthority, LLC d/b/a Moxey and Moxey New Orleans, as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in note 2 to the consolidated financial statements of TradeAuthority, LLC d/b/a Moxey and Moxey New Orleans, the Company has elected to change its method of accounting from the cash basis to the accrual basis of accounting during the year ending December 31, 2019. Our opinion is not modified with respect to this matter.

Manning Silverman & Company
Certified Public Accountants
Lincolnshire, Illinois

December 20, 2021

TRADEAUTHORITY, LLC d/b/a MOXEY AND MOXEY NEW ORLEANS
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

ASSETS

		2020		2019
Current Assets				
Cash and Cash Equivalents	$	24,148	$	15,445
Accounts Receivable		11,226		11,843
Total Current Assets		35,374		27,288
Property and Equipment, Net		61,260		71,005
Other Assets				
Exchange Acquisition		126,890		121,164
Security Deposits		8,807		8,807
Total Assets	$	232,331	$	228,264

LIABILITIES AND MEMBERS' EQUITY

		2020		2019
Current Liabilities				
Accounts Payable	$	7,206	$	16,061
Cash Reserve and Terminal Deposits		46,014		34,723
PPP Loan		19,900		-
Accrued Interest		31,683		4,750
Other Liabilities		9,779		6,697
Total Liabilities		114,582		62,231
Long-Term Liabilities				
Notes Payable to Related Parties		859,125		765,125
Moxey Loan Accounts - Barter		284,341		235,133
Notes Payable		15,000		27,750
Total Long-Term Liabilities		1,158,466		1,028,008
Total Liabilities		1,273,048		1,090,239
Members' (Deficiency)		(1,040,717)		(861,975)
Total Liabilities and Members' Equity	$	232,331	$	228,264

See Independent Auditor's Report
The accompanying notes are an integral part of these financial statements.

TRADEAUTHORITY, LLC d/b/a MOXEY AND MOXEY NEW ORLEANS
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenue		
Community Income	$ 221,034	$ 239,950
Earned Commissions	5,184	5,285
Membership Fees	8,011	8,821
Other Services	1,660	9,916
Total Revenue	235,889	263,972
Operating Expenses		
Moxey Community and Management Fee	256,925	484,095
General and Administrative Expense	165,882	298,609
Depreciation Expense	16,401	14,806
Interest Expense	31,123	17,250
Total Operating Expenses	470,331	814,760
(Loss) Before Minority Interest	(234,442)	(550,788)
Minority Interest in Income of Consolidated Entity	10,692	80,588
Net (Loss)	$ (223,750)	$ (470,200)

TRADEAUTHORITY, LLC d/b/a MOXEY AND MOXEY NEW ORLEANS
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2019

		Total
Balance as of December 31, 2018	$	(400,147)
Member Contributions		88,960
Noncontrolling Interest in Subsidiary		(80,588)
Net (Loss)		(470,200)
Balance as of December 31, 2019	$	(861,975)
Member Contributions	$	55,700
Noncontrolling Interest in Subsidiary		(10,692)
Net (Loss)		(223,750)
Balance as of December 31, 2020	$	(1,040,717)

See Independent Auditor's Report
The accompanying notes are an integral part of these financial statements.

TRADEAUTHORITY, LLC d/b/a MOXEY AND MOXEY NEW ORLEANS
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows from Operating Activities:		
Net (Loss)	$ (223,750)	$ (470,200)
Adjustments to Reconcile Net (Loss) to Net Cash		
Provided by (Used in) Operating Activities:		
Depreciation and Amortization	16,401	14,806
Noncontrolling Interest in Subsidiary	(10,692)	(80,588)
Changes in Operating Assets and Liabilities:		
Accounts Receivable	617	(11,794)
Other Assets	(4,784)	(142,971)
Accounts Payable	(9,796)	12,026
Deposit Liabilities	-	34,062
Other Liabilities	41,306	20,679
Net Cash (Used in) Operating Activities	(190,698)	(623,980)
Cash Flows from Investing Activities:		
(Purchase) of Property and Equipment	(6,657)	(25,131)
Net Cash (Used in) Investing Activities	(6,657)	(25,131)
Cash Flows from Financing Activities:		
Notes Payable to Related Parties	94,000	421,500
Repayments of Notes Payable	(12,750)	1,219
Moxey Loan Account	49,208	148,083
Proceeds from PPP Loan	19,900	-
Member Contributions	55,700	88,960
Net Cash Provided by Financing Activities	206,058	659,762
Net Increase (Decrease) in Cash	8,703	10,651
Cash and Cash Equivalents, Beginning of Year	15,445	4,794
Cash and Cash Equivalents, End of Year	$ 24,148	$ 15,445
Cash Paid for Interest	$ 4,063	$ 17,779

See Independent Auditor's Report
The accompanying notes are an integral part of these financial statements.

Note 1 - Organization of Business and Principles of Consolidation

TradeAuthority, LLC was formed in Louisiana on April 16th, 2010. It operates a marketplace in which products and services are exchanged by marketplace members utilizing moxey dollars. Moxey dollars are only usable in the marketplace and allows thousands of member businesses to acquire products and services without exchanging cash. TradeAuthority, LLC administers the marketplace and provides record-keeping and payment transaction processing services for its members. TradeAuthority, LLC generates revenue by charging members percentage-based transaction fees, association fees, and other fees assessed in United States dollars.

Moxey New Orleans was formed in 2019 and it is a similar marketplace in which products and services are exchanged by marketplace members utilizing moxey dollars. Moxey dollars are only usable in the marketplace and allows thousands of member businesses to acquire products and services without exchanging cash.

The consolidated financial statements contain the financial position and results of operations of TradeAuthority, LLC and Moxey New Orleans (collectively, the "Company"). Moxey New Orleans is 65% majority-owned by TradeAuthority, LLC. All intercompany transactions have been eliminated in consolidation for the years ended December 31, 2020 and 2019.

Note 2 - Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). During the year ended December 31, 2019, the Company elected to change its accounting method from the cash basis to the accrual basis of accounting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property and Equipment

The Company reports property and equipment at cost less accumulated depreciation recorded on a straight-line basis over useful lives ranging from three (3) to seven (7) years. Included in property and equipment are additions and improvements that add to the productive capacity or extend the useful lives of the assets. Property and equipment may also include internally developed software.

When the Company sells or retires property or equipment, it removes the cost and related accumulated depreciation and records the resulting gain or loss. Depreciation expense is charged to operations on the straight-line method.

The following table summarizes property and equipment for years ended December 31:

2020

Property Type	Cost	Accumulated Depreciation	Book Value as of 12/31/20
Software	$ 212,277	$ 175,076	$ 37,201
Other	23,195	5,710	17,485
Equipment	50,773	44,198	6,575
Furniture	1,428	1,428	-
Grand Total	$ 287,673	$ 226,412	$ 61,261

2019

Property Type	Cost	Accumulated Depreciation	Book Value as of 12/31/19
Software	$ 212,277	$ 163,651	$ 48,626
Other	16,538	1,961	14,577
Equipment	50,773	42,971	7,802
Furniture	1,428	1,428	-
Grand Total	$ 281,016	$ 210,011	$ 71,005

Deprecation expense for 2020 and 2019 was $16,401 and $14,806, respectively.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, Revenue Recognition. The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer.

The Company generates revenue by charging members percentage-based transaction fees and other fees assessed in United States dollars. The Company recognizes revenue when persuasive evidence of an arrangement exists, when the transaction has occurred or a cycle period has ended, when the charges are fixed and determinable and no major uncertainty exists with respect to collectability.

The Company's sole performance obligation is to facilitate transactions via its platform. Therefore, the Company's performance obligation is satisfied and revenue is earned simultaneously as transactions are consummated by the Company's members.

In each accounting cycle, the Company recognizes as revenue all transaction fees, association fees and applicable other fees that occurred during that month regardless of which operating cycle the fees occurred.

The Company records revenues and expenses for moxey dollars it spends on various products or services where the value of those moxey dollars is readily determinable.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired, including domains and other definite-lived intangible assets, and liabilities assumed in business combinations accounted for under the acquisition method. During the years ended December 31, 2020 and 2019, the Company acquired several Moxey communities which were independently owned and operated. Management determined that the fair value of the assets acquired were zero due to the lack of quantifiable methods used to value the assets acquired.

Summary of acquisitions as of December 31:

	2020	2019
Fair Value of Assets Acquired	$ -	$ -
Consideration: Assumption of Debt	126,890	121,164
Goodwill	$126,890	$121,164

Goodwill acquired in a purchase or business combination is determined to have an indefinite useful life and is not amortized, but instead tested for impairment at least annually. In testing goodwill for impairment, the Company assess qualitative factors before calculating the fair value of its reporting unit. If the Company determines that the fair value of the reporting unit is more likely than not less than its carrying value, then it will perform the two-phase approach.

The first phase is a screen for potential impairment, while the second phase (if necessary) measures the amount of impairment, if any. Goodwill is written down and charged to operating results in any period in which the recorded value of goodwill exceeds its estimated fair value.

The Company analyzes goodwill at year end using a discounted cash flow methodology. The Company believe the use of a discounted cash flow approach is the most reliable indicator to use when determining its fair market value.

Moxey Loan Accounts

As defined by the Internal Revenue Service, the Company is a third-party record keeper of barter/trade transactions between the businesses that participate in the Moxey member network. At all times, members in this network hold either positive or negative balances with all balances in total equaling zero. The Company itself holds an account in this network and can at any time hold a positive or negative balance. The Moxey loan balance liability reflects any negative balance held over from a previous year.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a multimember passthrough entity. Income tax expense and benefit are the obligation of the members. Accordingly, no income tax expense/benefit has been recognized.

Note 3 - Office Lease

Prior to July 2020, the Company was using a small office space inside of the PartnersOne office to conduct business. There was no formal lease in place, only a verbal agreement. The Company's rent expense was $1,500 in Moxey dollars (trade) for the year.

In July 2020, The Company entered into a lease for its office space located in Baton Rouge, LA. The lease agreement calls for monthly payments of $450 to be paid in Moxey dollars. The lease agreement expired in July 2021 and was renewed on a month to month basis.

The Company entered into a lease for storage space in July 2020 which called for monthly payments of $45. The lease agreement was renewed in May 2021. The storage space was expanded and new monthly lease payments are $77. The lease agreement is on a month to month basis.

Note 4 - Related Party Transactions

Consulting Agreements

TradeAuthority, LLC entered into a consulting agreement with a TradeAuthority, LLC officer and shareholder to manage the Company. The agreement calls for monthly payments of $4,375 in Moxey dollars and $4,375 in USD.

TradeAuthority, LLC entered into a second agreement with an entity controlled by TradeAuthority, LLC's chief executive officer and shareholder. The terms call for monthly payments of $8,750 in Moxey dollars and $8,750 in USD.

Per the related party agreements, payments towards the related party contracts will not be made until the Company has cash on hand equal to or greater than one year's cash operating expenses. Related party payments will continue to be accrued monthly until the Company is able to pay the officers per its agreement.

Moxey Bucks LLC Loan

In 2019, Moxey New Orleans entered into a loan agreement with Moxey Bucks, LLC. The loan's principal balance was $150,000 and there was an interest rate of 10% per annum. The loan was to be repaid over 48 monthly payments, with interest only payments to be made over the first 12 monthly payments. Moxey New Orleans pledged its dividends or distributions as collateral for the loan. The note to Moxey Bucks, LLC was also secured by a first priority lien in the following personal property of the borrower – equipment, inventory, goods, consumer goods, and all proceeds of or substitutions for all or any of the additional collateral already mentioned.

Moxey New Orleans made 13 interest only payments starting in April 2019 aferwhich there was an agreement to suspend monthly payments, with interest continuing to accrue until March 2021. In August 2021, Moxey Bucks LLC forgave the $150,000 principal balance plus any and all accrued interest owed by Moxey New Orleans.

Principal balance owed to Moxey Bucks LLC was $150,000 as of both December 31, 2020 and 2019.

Revenue Based Financing

Moxey New Orleans entered into a revenue based financing agreement with a related party for $30,000 during the year ended December 31, 2019. Further information regarding this loan is found in note 5.

Related party payable at December 31, 2020 and 2019 was $679,125 and $585,125, respectively.

Note 5 - Debt

Revenue Based Financing

Moxey New Orleans obtained $45,000 in loans from two lenders, one of which is a related party, during the year ended December 31, 2019. The lenders are to be repaid 3 times the principal loan amount out of twenty percent (20%) of the Company's gross cash receipts starting January 1, 2021. All payments are deferred until 2021.

Moxey New Orleans recalculated its yearly interest rate to be 30% and accrued $15,300 and $6,000 of interest expense at December 31, 2020 and 2019, respectively. Moxey New Orleans' total debt liability for its revenue based financing, including principal and interest, was $66,300 and $51,000 at December 31, 2020 and 2019, respectively.

Revenue based financing principal and interest payments due during the 5 years subsequent to December 31, 2020 are to be made at the rate of 20% of the Company's yearly gross cash receipts. Therefore it is not possible to calculate or estimate the future 5 years debt payments due as of December 31, 2020 and 2019.

PartnersOne Loan

In 2016, TradeAuthority, LLC entered into a loan agreement with PartnersOne for a loan of $75,000 with an interest rate of 5% per annum. The loan was paid in full as of September 2020. Outstanding principal balances at December 31, 2020 and 2019 were $0 and $11,500, respectively.

Note 6 - SBA Payroll Protection Program

In April 2020, the Company received a loan of $19,900 from the SBA's Payroll Protection Program with a fixed interest rate of 1.00% and maturity date in April 2022. Monthly payments of principal and interest are due 6 months from the date of disbursement. During 2021, the Company received forgiveness for the full amount of the loan, per the program's loan forgiveness provisions.

In January 2021, the Company received a second loan of $16,755 from the SBA's Payroll Protection Program with similar terms and forgiveness provisions as the first Payroll Protection Program loan.

Note 7 - Equity

The Company is a multimember LLC with 2 classes of ownership units as of December 31, 2020 and 2019, Class A and Class B. Class A units and Class B units are valued equally in terms of dividend distributions. However, Class A units have 6 times the voting rights of Class B.

In the year ended December 31, 2021, with the crowdfunding raise a third class of ownership units will be established, Class CF. This class is valued equally as Class A and Class B in terms of dividend distributions, however Class CF carries no voting rights.

Note 8 - COVID-19

As of March 2020, a pandemic coronavirus outbreak has hit both the United States and the world at large. A federal emergency has been declared. The effects of the coronavirus pandemic on future revenue flows and operations cannot be determined and is not reflected as part of these financial statements.

Note 9 - Subsequent Events

The Company raised $626,515 in early 2021 during the first state of a crowdfunding campaign. The Company plans to have a capital raise by crowdfunding in the later months of 2021 and early 2022.

In August 2021, Moxey Bucks LLC forgave the $150,000 principal balance plus any and all accrued interest owed by Moxey New Orleans. Moxey New Orleans will therefore report the forgiven loan balance as a gain during the year ended December 31, 2021.

In 2021 the Company tightened the integration of several of its legacy licensees and changed the flow of payments across these communities. These changes went into effect for all licensee networks except for Crescent City Trade Exchange. This change has had a material impact on the Company. Beginning August 2021, the Company began to directly receive cash deposits from customers of all impacted legacy exchanges and to also pick up all transaction based revenue from these exchanges.

In August 2021, Hurricane Ida hit Louisiana as a Category 4 storm disrupting most all businesses in southeast Louisiana including a majority of the Company's membership. There was a near complete loss of transactional activity for a week and a slow return of that activity through the following two weeks.

TradeAuthority LLC is working with Moxey New Orleans minority ownership members to purchase their shares of Moxey New Orleans. The valuation of Moxey New Orleans was agreed upon to be $600,000 and Moxey New Orleans minority owners would receive stock of TradeAuthority in return for their shares of Moxey New Orleans. The purchase is expected to take place before the end of December 31, 2021.

Subsequent events have been evaluated through December 20, 2021 which is the date the financial statements were available to be issued; there are no other subsequent events requiring recognition and/or disclosure in the financial statements.